Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 2, 2024

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$1.0 billion 4.500% Senior Notes Due January 16, 2029

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$1.0 billion
Trade Date:	January 2, 2024
Settlement Date (T+4):	January 8, 2024
Maturity Date:	January 16, 2029
Benchmark Treasury:	3.750% due December 31, 2028
Benchmark Treasury Yield and Price:	3.917%; 99-08
Spread to Treasury:	+62.5 basis points
Reoffer Yield:	4.542%
Coupon:	4.500%
Coupon Payment Dates:	Semi-annually on January 16 and July 16, commencing on July 16, 2024 (long first coupon) and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.812% plus accrued interest from January 8, 2024
Gross Spread:	0.350%
Net Proceeds (%):	99.462% plus accrued interest from January 8, 2024
Net Proceeds ($):	$994,620,000 plus accrued interest from January 8, 2024
CUSIP / ISIN:	24422EXH7 / US24422EXH79
Joint Book-Running Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Academy Securities, Inc.
Co-Managers:	BNP Paribas Securities Corp.
Commerz Markets LLC
PNC Capital Markets LLC
SG Americas Securities, LLC
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Academy Securities, Inc. toll-free at 1-646-736-3995.

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